UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K
________________

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
       For the fiscal year ended January 31, 2005.

or

[  ] Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
      For the transition period from ______ to ______.

Commission file number 1-6991

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PROFIT SHARING AND 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
________________

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716
________________

Financial Statements
and Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan

As of January 31, 2005 and 2004, and
for the Plan year ended January 31, 2005

Wal-Mart Profit Sharing and 401(k) Plan

Financial Statements and
Supplemental Schedule

As of January 31, 2005 and 2004, and for the Plan year ended January 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of the
Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the plan year ended January 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2005 and 2004, and the changes in its net assets available for benefits for the plan year ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 15, 2005
Rogers, Arkansas

Wal-Mart Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31,
	2005	2004
	(In Thousands)
Assets
Investments	$7,775,642	$7,257,532

Receivables:
Company contributions	741,677	693,289
Associate contributions	6,778	3,861
Due from Broker	1,034	521
Other receivables	268	249
Total receivables	$749,757	$697,920
Cash	2,868	3,054
Net assets available for benefits	$8,528,267	$7,958,506

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended January 31, 2005
(In Thousands)

Additions
Company contributions	$706,102
Associate contributions	256,054
Net depreciation in fair value of investments	(68,057)
Interest and dividend income	123,907
Other, net	16,623
Total additions	1,034,629

Deductions
Benefit payments	461,447
Administrative expenses	3,421
Total deductions	464,868

Net increase	569,761
Net assets available for benefits, at beginning of year	7,958,506
Net assets available for benefits, at end of year	$8,528,267

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2005

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2005. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) reserves the right to unilaterally amend, modify, or terminate the Plan at any time, and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries.

General

The Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan is a defined contribution plan established by the Company on February 1, 1997. This Plan was amended, effective October 31, 2003, to merge the U.S. Profit Sharing assets of the Wal-Mart Stores, Inc. Profit Sharing Plan into the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan, with the surviving Plan named Wal-Mart Profit Sharing and 401(k) Plan.

Each eligible employee who was a participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be an eligible employee. Each eligible employee who is not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

Associates of Wal-Mart.com became eligible under the Plan as of the later of (1) February 1, 2004, or (2) if such an associate had not satisfied the eligibility requirements of the Plan document as of February 1, 2004, then as of the date such associate satisfied the eligibility requirements under the Plan document.

The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Retirement Plans Governance, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Merrill Lynch Investment Managers LLC (the “Trustee”). The Trustee receives and holds contributions made to the Plan in trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee and manager of the Merrill Lynch Equity Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants. The Trustee is also the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 25 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Whether or not an associate contributes to the Plan, he or she will receive a portion of the Company’s contribution if the associate meets certain eligibility requirements. To be eligible to receive a Company contribution, the associate must complete at least 1,000 hours of service during the Plan year for which the contribution is made, and be employed on the last day of that Plan year.

Wal-Mart’s contribution is discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contribution (if any). The Company’s contribution for each associate will be based on a percentage of the associate’s eligible wages for the Plan year. For the Plan year ended January 31, 2005, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s qualified non-elective (“401(k)”) contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of ERISA.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s accounts; the participant’s contribution; and an allocation of (a) the Company’s contribution to the Plan made on the associate’s behalf, and (b) forfeited balances of terminated participants’ nonvested Profit Sharing accounts and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2005 and 2004, forfeited nonvested Profit Sharing accounts and unclaimed check forfeitures to be reallocated to remaining participants totaled approximately $51 million and $35 million, respectively.

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, 401(k) contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contribution account vests based on years of service at a rate of 20% per year from years three through seven. Profit Sharing contribution accounts become fully vested upon Participant retirement at age 65 or above, or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company is a lump-sum payment or five-year annual installments in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contribution account in whole shares of Company stock, with partial or fractional shares paid in cash even if such account is not invested in Company stock. Participants may also elect to receive a single lump-sum payment of their 401(k) contribution in whole shares of Company stock, with partial or fractional shares paid in cash, but only to the extent such accounts are invested in Company stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and 401(k) accounts are not invested in Company stock, the account balances will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company.

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall be immediately vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant or former participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, 401(k) contributions and rollover contribution accounts in available investment options. Participant investment options include a variety of mutual funds, a common/collective trust, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust and guaranteed investment contracts. Associates may change their selections at any time.

Participants’ Profit Sharing accounts and Profit Sharing rollover contribution accounts are invested at the direction of the Retirement Plans Committee for participants with less than seven years of service. Participants with at least seven years of service may direct the Trustee to invest such accounts in available investment options. Participant investment options include a variety of mutual funds, a common/collective trust, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust and guaranteed investment contracts. The associates may change their selections at any time throughout the year.

Participant investments not directed by the associate shall be invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive, and therefore, are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rates less withdrawals. Contract value approximates fair value as of January 31, 2005 and 2004 (see Note 3). Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the Plan year ending January 31, 2005, were paid in April 2005.

The Company bears the majority of costs associated with administering the Plan, except for certain expenses paid by the Plan participants.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF”) is a stable value fund. The RPF is invested in a money market fund, a common/collective trust (the “Merrill Lynch Retirement Preservation Trust”), guaranteed investment contracts (“GIC’s”), separate account GIC’s and synthetic GIC’s. The synthetic GIC’s are secured by underlying fixed income assets. The crediting interest rates on the investment contracts ranged from 2.8% to 6.0% for the year ended January 31, 2005, and from 2.6% to 7.5% for the year ended January 31, 2004. Average duration for all investment contracts was 2.3 years and 2.7 years at January 31, 2005, and January 31, 2004, respectively. The average yield was 4.11% in 2005 and 3.99% in 2004. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

The contract or crediting rates for certain stable value investment contracts are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. All contracts have a guaranteed rate of 0.0% or higher with respect to interest rate resets.

A synthetic GIC provides for a guaranteed return on principle over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value on the Synthetic GIC’s is approximately $151,604,000 and $69,900,000 at January 31, 2005 and 2004, respectively. Included in the contract value of the synthetic GIC’s is approximately $598,000 and ($849,000) at January 31, 2005 and 2004, respectively, attributable to the wrapper contract providers representing the amounts by which the value of the contracts is greater than (less than) the value of the underlying assets.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

4. Investments (continued)

During the 2005 Plan year, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net
Appreciation (Depreciation)
in Fair Value
of Investments
(In Thousands)

Common Stock	$(157,678)
Mutual Funds	70,858
Common/Collective Trusts	18,763
Total	$(68,057)

The fair value of individual investments that represent five percent or more of the Plan’s net assets as of January 31, 2005 and 2004, are as follows:

	January 31,
	2005	2004
	(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$4,787,003	$4,896,414
Merrill Lynch Retirement Preservation Trust	809,316	706,765
PIMCO Total Return Fund	536,568	415,086

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	As of January 31, 2004
	(In Thousands)
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Total
Assets:
Common Stock	$4,896,414	$-	$4,896,414
Money Market Fund	-	61,546	61,546
Common/Collective Trust	-	706,765	706,765
GIC’s	-	167,906	167,906
Investments	$4,896,414	$936,217	$5,832,631
Contributions receivable	356,165	107,819	463,984
Net assets available for benefits	$5,252,579	$1,044,036	$6,296,615

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

	As of January 31, 2005
	(In Thousands)
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Assets:
Common Stock	$4,787,003	$-	$-	$-	$-	$-	$-	$-	$-	$4,787,003
Mutual Funds	-	-	-	146,727	100,079	457,568	112,244	156,738	161,825	1,135,181
Money Market Fund	-	72,348	-	-	-	-	-	-	-	72,348
Common/Collective Trust	-	809,316	160,756	-	-	-	-	-	-	970,072
GIC’s	-	219,957	-	-	-	-	-	-	-	219,957
Investments	$4,787,003	$1,101,621	$160,756	$146,727	$100,079	$457,568	$112,244	$156,738	$161,825	$7,184,561
Contributions receivable	342,094	154,627	24,294	17,720	15,123	92,215	17,741	24,083	24,294	712,191
Net assets available for benefits	$5,129,097	$1,256,248	$185,050	$164,447	$115,202	$549,783	$129,985	$180,821	$186,119	$7,896,752

	Plan year ended January 31, 2005
	(In Thousands)
	Wal-Mart Stores, Inc. Common Stock	Merrill Lynch Retirement Preservation Fund	Merrill Lynch Equity Index Trust GM	American Europacific Growth Fund GM	Franklin Small-Mid Cap Growth Fund GM	PIMCO Total Return Fund GM	Ariel Fund GM	Mass Investment Growth Fund GM	Davis NY Venture Fund GM	Total
Changes in net assets:
Contributions	$399,025	$155,250	$27,128	$25,620	$13,333	$111,492	$24,371	$34,472	$34,539	$825,230
Interest and dividends	4,307	84,513	2	1,893	1	21,331	3,803	655	1,261	117,766
Net appreciation/ (depreciation) in fair value of investments	(157,678)	-	9,374	17,135	7,056	(4,448)	11,221	6,330	12,890	(98,120)
Benefit payments	(265,339)	(84,796)	(10,138)	(8,378)	(6,264)	(32,714)	(7,283)	(9,898)	(10,214)	(435,024)
Administrative expenses	(774)	(866)	(172)	(125)	(107)	(731)	(131)	(171)	(173)	(3,250)
Net interfund transfers	(103,951)	42,916	3,033	(2,769)	1,596	10,960	(7,213)	5,439	(1,601)	(51,590)
Other, net	928	15,195	2	6	1	23	2	3	2	16,162
Net increase/ (decrease)	(123,482)	212,212	29,229	33,382	15,616	105,913	24,770	36,830	36,704	371,174
Net assets available for benefits at beginning of year	5,252,579	1,044,036	155,821	131,065	99,586	443,870	105,215	143,991	149,415	7,525,578
Net assets available for benefits at end of year	$5,129,097	$1,256,248	$185,050	$164,447	$115,202	$549,783	$129,985	$180,821	$186,119	$7,896,752

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

The above tables represent the net assets available for benefits for both the 401(k) and Profit Sharing Investments. The investments include a portion that is participant-directed. The tables include both non-participant and participant-directed investments, as the participant-directed investments cannot be segregated from the total.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	January 31,
	2005	2004
	(In Thousands)
Net assets available for benefits per the financial statements	$8,528,267	$7,958,506
Amounts allocated to withdrawing participants	(2,504)	(2,661)
Net assets available for benefits per the Form 5500	$8,525,763	$7,955,845

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the plan year ended January 31, 2005 (in thousands):

Benefit payments per the financial statements	$461,447
Add: Amounts allocated to withdrawn participants at end of year	2,504
Less: Amounts allocated on Form 5500 to withdrawn participants at beginning of year	(2,661)
Benefit payments per the Form 5500	$461,290

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)

6. Differences between Financial Statements and Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not yet paid as of that date.

7. Tax Status

The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being administered in accordance with the terms of the Plan and the applicable requirements of the Code.  Where appropriate, corrections or administrative procedures will continue to be implemented as needed by the Plan Sponsor and the Plan to insure the continued qualified status of the Plan and related trust.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc. and shares of a common/collective trust and a stable value fund managed by Merrill Lynch. Wal-Mart Stores, Inc. is the Plan sponsor, and Merrill Lynch is the trustee and record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the trustee and record-keeping services amounted to approximately $3 million for the year ended January 31, 2005.

9. Subsequent Events

In March 2005, due to a change in legislative requirements, the automatic distribution threshold for Plan payouts after termination changed to $1,000 from $5,000.

Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2005
EIN #71-0415188
Plan #003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
			(In Thousands)
**	Non-Participant-Directed:
*	Wal-Mart Stores, Inc.	Common Stock	$ 915,287	$ 4,787,003
*	Merrill Lynch	Premier Fund	72,348	72,348
*	Merrill Lynch	Retirement Preservation Trust	809,316	809,316
	AIG	GIC - 3.4%	14,457	14,457
	AIG Wrapper Contract	GIC - Wrapper Contract	79	79
	Bank of America	GIC - 2.8%	14,849	14,849
	Bank of America Wrapper Contract	GIC - Wrapper Contract	114	114
	IXIS Financial Products, Inc.	GIC - 4.0%	28,535	28,535
	IXIS Financial Products, Inc. Wrapper Contract	GIC - Wrapper Contract	148	148
	GE Capital Assurance Company	GIC - 4.1%	708	708
	GE Capital Assurance Company	GIC - 4.9%	2,883	2,883
	GE Capital Assurance Company	GIC - 4.9%	2,875	2,875
	GE Capital Assurance Company	GIC - 4.9%	1,415	1,415
	GE Capital Assurance Company	GIC - 4.2%	2,758	2,758
	Hartford Life Insurance Company	GIC - 6.0%	626	626
	Hartford Life Insurance Company	GIC - 5.7%	2,918	2,918
	Hartford Life Insurance Company	GIC - 4.6%	2,793	2,793
	Hartford Life Insurance Company	GIC - 3.3%	4,227	4,227
	John Hancock Life Insurance Company	GIC - 4.6%	2,103	2,103
	JP Morgan Chase Bank	GIC - 4.2%	12,735	12,735
	JP Morgan Chase Bank Wrapper Contract	GIC - Wrapper Contract	(36)	(36)
	Monumental Life Insurance	GIC - 4.5%	1,163	1,163
	Monumental Life Insurance	GIC - 4.7%	1,446	1,446
	New York Life Insurance Company	GIC - 5.2%	601	601
	New York Life Insurance Company	GIC - 3.3%	1,607	1,607
	New York Life Insurance Company	GIC - 2.8%	4,189	4,189
	Pacific Life Insurance Company	GIC - 4.4%	2,082	2,082
	Pacific Life Insurance Company	GIC - 3.2%	1,597	1,597
	Pacific Life Insurance Company	GIC - 3.3%	2,383	2,383
	Principle Life Insurance Company	GIC - 4.0%	2,705	2,705

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2005
EIN #71-0415188
Plan #003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
			(In Thousands)

**	Non-Participant-Directed (continued):
	Principle Life Insurance Company	GIC - 5.1%	2,168	2,168
	Principle Life Insurance Company	GIC - 4.4%	1,408	1,408
	Principle Life Insurance Company	GIC - 4.3%	2,758	2,758
	Protective Life Insurance Company	GIC - 3.7%	2,713	2,713
	Protective Life Insurance Company	GIC - 3.9%	3,235	3,235
	Protective Life Insurance Company	GIC - 3.6%	3,211	3,211
	State Street Bank & Trust Company	GIC - 4.4%	26,450	26,450
	State Street Bank & Trust Company Wrapper Contract	GIC - Wrapper Contract	188	188
	Transamerica Life Insurance Company	GIC - 4.4%	24,822	24,822
	Transamerica Life Insurance Company Wrapper Contract	GIC - Wrapper Contract	(58)	(58)
	Travelers Life and Annuity	GIC - 4.9%	2,865	2,865
	Travelers Life and Annuity	GIC - 4.4%	1,411	1,411
	Travelers Life and Annuity	GIC - 4.8%	1,411	1,411
	UBS AG	GIC - 3.0%	29,756	29,756
	UBS AG Wrapper Contract	GIC - Wrapper Contract	163	163
	United of Omaha Life Insurance Company	GIC - 4.1%	2,742	2,742
	United of Omaha Life Insurance Company	GIC - 2.8%	2,754	2,754
*	Merrill Lynch	Equity Index Trust GM	143,949	160,756
	American Europacific	Growth Fund GM	123,878	146,727
	Franklin Templeton Investments	Small-Mid Cap Growth Fund GM	73,253	100,079
	PIMCO Funds	Total Return Fund GM	457,229	457,568
	Ariel	Ariel Fund GM	81,185	112,244
	Massachusetts Investments	Growth Stock Fund GM	127,587	156,738
	Davis Funds	New York Venture Fund GM	119,256	161,825
				7,184,561

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
January 31, 2005
EIN #71-0415188
Plan #003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
			(In Thousands)

	Participant-Directed:
*	Merrill Lynch	Equity Index Trust		168,854
	Ariel	Ariel Fund		46,140
	American Europacific	Growth Fund		84,031
	PIMCO Funds	Total Return Fund		79,000
	Davis Funds	New York Venture Fund		27,148
	Franklin Templeton Investments	Small-Mid Cap Growth Fund		131,792
	Massachusetts Investments	Growth Stock Fund		36,749
	Allianz Funds	RCM Innovation Fund		6,390
	AIM Funds	International Growth Fund		10,977
				591,081

	Total Investments			$ 7,775,642

*    Party-in-interest
** The amounts include both non-participant and participant-directed amounts as the participant-directed investments cannot be segregated from the total.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Profit Sharing and 401(k) Plan

Date: July 29, 2005	By:	/s/ Stephen R. Hunter
Vice President Retirement Savings Plans Wal-Mart Stores, Inc.